FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December, 2015

Commission file number: 001-32934

CENTRAL GOLDTRUST

(Translation of registrant’s name into English)

Mailing Address: P.O. Box 10106, Ancaster, Ontario Canada L9K 1P3

Courier Address: 55 Broad Leaf Crescent, Ancaster, Ontario, Canada  L9G 3P2

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☐        Form 40-F   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXHIBIT INDEX

99.1	Notice of Meeting and Management Information Circular for the Special Meeting of Unitholders, dated December 17, 2015

99.2	Form of Proxy for the Special Meeting of Unitholders

99.3	Material Change Report of Central GoldTrust, dated December 22, 2015

99.4	Agreement among Purpose Investments Inc., Sprott Asset Management LP, Sprott Asset Management Gold Bid LP, Sprott Asset Management Silver Bid LP and Central GoldTrust, dated December 15, 2015*

99.5	Abridgement certificate of Central GoldTrust, dated December 24, 2015

* Certain sections of Exhibit 99.4 have been redacted in compliance with rules and regulations of applicable Canadian securities laws.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CENTRAL GOLDTRUST

Date: December 24, 2015	By:	/s/ Sharon Ranson
(Signature)
	Name:	Sharon Ranson
	Title:	Trustee

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